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                                 November 27, 2023

       Jeffrey Holman
       Chief Executive Officer
       Healthy Choice Wellness Corp.
       3800 North 28th Way
       Hollywood, FL 33020

                                                        Re: Healthy Choice
Wellness Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 27,
2023
                                                            File No. 333-275209

       Dear Jeffrey Holman:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed October 27, 2023

       Risk Factors
       The Spin-Off could result in significant tax liability..., page 17

   1. Please state in this risk factor that it is the opinion of counsel that the distribution will qualify as tax-free
under Section 355 of the U.S. Code.
       Business
       Sourcing and Vendors, page 27

   2. We note your disclosure that UNFI is your primary supplier "of dry grocery and frozen food products,
accounting for approximately 36% and 25% of our total purchases in fiscal
                                                        2022 and 2021." Please
disclose the material terms to your agreement with this supplier and file the agreement
as an exhibit to your registration statement. In the alternative, please explain why you
are not required to do so.
 Jeffrey Holman
FirstName  LastNameJeffrey Holman
Healthy Choice  Wellness Corp.
Comapany 27,
November   NameHealthy
               2023      Choice Wellness Corp.
November
Page  2    27, 2023 Page 2
FirstName LastName
Executive Compensation, page 47

3. Please revise this section to provide the disclosure required by Item 402 of Regulation S-
         K for the named executive officers and directors. Please also file any employment agreements entered into with the officers and directors as exhibits to the registration statement.
Background of Spinoff, page 58

4. You disclose that the "financial terms" of the Spin-Off were primarily based on a valuation performed by an independent industry valuation firm, and that the derived valuation of $94 million for HCWC is based on a discounted cash flow analysis projecting cash flows over a 5-year period and using a discount factor based on the cost of capital, and that the Distribution Ratio was based partially on the HCWC valuation. Please tell us your consideration of including the name of the valuation firm and filing a consent from the firm in your registration statement in accordance with Rule 436 of Regulation C.
         Refer to Question 233.02 of the Securities Act Rules Compliance and Disclosure
         Interpretations. Please also address how the various valuation methods, such as the discounted cash flow analysis, were used in determining the valuation of HCWC, including any significant assumptions or estimates used in the valuation.
Exclusive Forum, page 58

5. We note your disclosure concerning the exclusive forum provision in your amended and restated certificate of incorporation. Please file your amended and restated certificate of incorporation as an exhibit. Please also add a risk factor to your filing reflecting the risk to shareholders of your exclusive forum provision.
PART II
Item 16. Exhibits and Consolidated Financial Statement Schedules, page II-3

6. Please file the Separation Agreement as an exhibit to your registration statement or tell us why you do not believe you are required to file it. See Item 601(b)(10) of Regulation S-K.
General

7. Please disclose, if accurate, that the Series E Preferred Stock does not give the holders any rights with respect to HCWC, aside from the obligation to purchase the Series A Preferred
         Stock for HCWC, as the Series E Preferred Stock was issued by HCMC. In addition, it appears that you will have Class A common stock, Class B common stock, and Series A
         Preferred Stock. Please clarify, if true, that the Class A common stock and Class B common stock have the same rights, preferences and privileges. With respect to the
         Series A Preferred Stock, please tell us whether the voting rights attached to the Series A is different from the voting rights attached to the Class A common stock. If so, revise your risk factors, cover page and the section entitled Description of HCWC's Capital
 Jeffrey Holman
Healthy Choice Wellness Corp.
November 27, 2023
Page 3
         Stock to discuss the nature of any disparate voting rights, including the number of votes per share in the prospectus summary and risk factor sections. Please also file the instrument defining the rights of Series A Preferred Stock holders, or tell us why you do not believe you are required to do so.
8. Please address any comments issued in our comment letter dated November 27, 2023 for the Form S-1 (file no. 333-274435) to the extent applicable to this registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameJeffrey Holman                               Sincerely,
Comapany NameHealthy Choice Wellness Corp.
                                                               Division of
Corporation Finance
November 27, 2023 Page 3                                       Office of Trade
& Services
FirstName LastName